Rahaxi, Inc.
Wicklow Enterprise Centre, The Murrough,
Wicklow Town, County Wicklow
Republic of Ireland

February 17, 2010
Stephen Krikorian
Accounting Branch Chief
Melissa Walsh
Staff Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 4561

Re:          Rahaxi, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2009
Form 10-Q for the Quarterly Period Ended September 30, 2009
File No. 000-28749
Dear Sir or Madam:

We are writing in response to your letter dated January 19, 2010, setting forth the comments of the staff of the Division of Corporation Finance (the “Staff”) with respect to the above-listed reports filed by Rahaxi, Inc. (“Rahaxi”, the “Company,” “we,” “us,” or “our”). We appreciate and have carefully considered the Staff’s comments, and our responses to the comments are set forth below. To facilitate the Staff’s review, we have keyed our responses to the headings and numbered comments used in the Staff’s comment letter, which we have reproduced in italicized text.

1.         Form 10-K for the Fiscal Year Ended June 30, 2009, Financial Statements, Consolidated Statements of Operations and Comprehensive Loss, page F-3

COMMENT:  We note that you included the $1.1M write-off of a subscription receivable within financing costs on your statement of operations for the year ended June 30, 2009.  Tell us more about the nature of this receivable and explain the basis for your financial statement classification.  It appears that this amount relates to the March 2006 private placement of your common stock.  As such, tell us what consideration you gave recognizing the write-off of the receivable within stockholders’ equity.

RESPONSE: As discussed in the Company’s prior filings, including the 10-K for the fiscal year ended June 30, 2009, the Company initiated a financing with a group of European investors (collectively, the “Investors”) in March 2006, lead by Olympia Holding AS, for the sale of $9.2 million in Company common stock, plus warrants (the “2006 Financing”).  Pursuant to the 2006 Financing, the Company agreed to issue 15,333,333 shares (post  reverse  split) of restricted common stock under Regulation S at $0.60 per share (post reverse split), plus warrants to purchase 16,666,667 shares (post reverse split) of common stock with two-year exercise periods and strike prices ranging from $4.50 to $25.50.  Pursuant to the terms of the 2006 Financing, the first payment of $4.6 million was due immediately, with a second payment of $4.6 million due within three months thereafter.

The investors in the 2006 Financing partially funded their obligations, but did not make all of the required payments in a timely manner.  To avoid costly litigation, the Company engaged in frequent communications with the Investors and vigorously pursued collection of all amounts due from the Investors.  This strategy proved to be substantially successful, resulting in the ultimate collection of $8,134,924 out of the total of $9.2 million originally due from the Investors as of June 30, 2009.  However, based on the extensive discussions and negotiations over the years with the Investors, the Company concluded that no further funds are collectible from the Investors.  The Company determined that, in light of the potential for protracted litigation involving offshore investors and legal counsel, and the uncertainty of collecting even if successful in litigating such claims, that it was probable the Company will be unable to collect the remaining amounts due according to the contractual terms of the subscription agreement.

As of June 30, 2009, the Company determined the subscription receivable was impaired, based the current information and events, since it was probable that the Company will be unable to collect the remaining subscription receivable balance. Accordingly, the Company wrote-off the remaining $1.1 million as a reduction against the subscription receivable and a charge against operations.

2.          Notes to Consolidated Financial Statements, Note 7, Intangible Assets, page F-14

COMMENT: Please describe the nature of the remaining net customer relationships and contracts intangible asset as of June 30, 2009.  Specify the amount attributable to each separately identifiable intangible asset.  In addition, tell us what consideration you gave to any events or changes in circumstances that may indicate that the carrying amounts may not be recoverable per paragraph 8 of SFAS 144.  For example, we note from your disclosure on page 20 of your discussion of results of operations that consulting revenue has declined as a result of projects being completed during 2009 without comparable replacement projects being initiated and due to worsening economic conditions in Ireland.

RESPONSE: The nature of the remaining net customer relationships and contracts intangible asset is as follows:

	Rahaxi	PLC	Total
Original value	$1,967,204	$982,046	$2,949,250
Amortized	(1,217,367)	(250,967)	(1,468,334)
Net book value at June 30, 2009	$749,837	$731,079	$1,480,916

Rahaxi:

In September 2002, the Company entered into an acquisition agreement with Heroya Investments  Limited  ("Heroya") for the purpose of acquiring 100% of the common stock  of  Rahaxi  Processing  Oy.

Rahaxi Processing Oy had reported proforma transaction processing revenues of $1,111,302 for the year ended June 30, 2003.  For the year ended June 30, 2009, Rahaxi reported transaction processing revenues of $1,915,247 with a gross profit margin as a percentage of revenues of approximately 33%.

Periodically, we conduct an analysis of the carrying amounts of our long-lived assets. We have considered any events or changes in circumstances that may indicate that the carrying amounts may not be recoverable per paragraph 8 of SFAS 144.  Primarily since we continue to generate a significant amount of revenue (over 70%) from the clients which comprise the customer relationships intangible asset of Rahaxi, we have not deemed the carrying value of the customer relationship to be impaired.  In addition, the customer base transaction processing revenues is generated entirely in Finland, which did not suffer the deep economic downtown that occurred in Ireland.

PLC:

In November 2006, the Company acquired 50% of the outstanding capital stock of Project Life Cycle Partners, Ltd. (“PLC Partners”), technology consulting firm located in Dublin, Ireland.  PLC Partners is a niche project consulting firm specializing in the management and implementation of information systems projects.

PLC had reported proforma consulting revenue of $2,107,724 for the year ended June 30, 2007.  For the year ended June 30, 2009, PLC reported consulting revenues of $1,811,689 with a gross profit margin as a percentage of revenues of approximately 40%.

We have considered any events or changes in circumstances that may indicate that the carrying amounts may not be recoverable per paragraph 8 of SFAS 14.
PLC has also continued to maintain its relationships with it largest customers, including O2, which is the largest provider of cell phone services in Ireland.  Though the Irish economy has been in a downtown this past year, we believe this type of cyclical pattern is a normal characteristic of a market economy such as that of Ireland.  Due to the market position of O2 and PLC’s  other major customers in Ireland, as the economy begins to recover, we believe that we will once again benefit from our relationship with these  companies.  Accordingly, we have not deemed the carrying value of the customer relationships to be impaired.

3.             Note 19. Commitments and Contingencies, Legal Proceedings, page F-28

COMMENT: We note that the possibility exists of a material adverse impact on your financial condition as a result of the ACI v. Rahaxi Processing Oy legal proceeding. Tell us what consideration you gave to disclosing any amounts accrued and an estimate of the possible loss or range of loss related to this contingency pursuant to paragraphs 9 and 10 of SFAs 5.

RESPONSE: As discussed in the Company’s filings, ACI is claiming payment relating to outstanding invoices for services provided to the Company such as license fees, maintenance fees, support and software fees and consultancy service fees pursuant to various agreements between ACI and the Company.  The Company has acknowledged that a certain amount of the fees claimed were  due to ACI and in recognition of this fact the Company has paid a significant portion of the monies due with respect to the uncontested invoices.  The Company is, however, contesting a significant portion of the additional fees claimed by ACI.  Some of the services rendered by ACI were not satisfactory, and the Company had to terminate such services.  In addition, ACI is claiming certain licensing fees that the Company believes are for software not utilized by the Company and therefore, not owed to ACI.

As of June 30, 2009, the Company did not believe a possible loss was probable. Even if the Company is unsuccessful at the trial level, the Company has already determined that it would likely appeal any adverse ruling, based on discussions with local Finnish legal counsel and the analysis of the Finnish legal system.  Given the substantial uncertainties in the case, including the amount of any costs or attorneys fees that could be imposed on the Company if unsuccessful, the Company was unable to previously formulate a reasonable estimate of the loss contingency. However, as the case progresses, with a ruling expected soon, the Company will continue to re-evaluate the ability to provide an estimate of the range of potential losses, and if able to do so, will include such estimates and accruals in its future filings. Based upon the amount of the claims made by ACI at a recent hearing, our current estimate of the amount of payment that we might be ultimately ordered to pay to ACI, if any, could  range from $0 to approximately $449,500 (320,000 Euros at the U.S. dollar exchange rate of 0.7119 at June 30, 2009).

4.            Form 10-Q for the Quarterly Period Ended September 30, 2009, Financial Information, Notes to Condensed Consolidated Financial Statements, Note 1. Basis of Presentation and Nature of Business Operations:  New Accounting Pronouncements, page F-7

COMMENT: You indicate that the application of FASB ASC 810-10-65 (formerly referred to as FAS-160) did not have a significant impact on your earnings or financial position.  Tell us what consideration you have to the classification requirements of this new accounting guidance.

RESPONSE:  For the three months ended September 30, 2009, we neglected to adopt the provisions of FASB ASC 810-10-65 (formerly referred to as FAS-160).  This pronouncement had no material effect on our financial position, results of operations, or cash flow.    We believe that the changes in the presentation of our balance sheet and statement of operations pursuant to the implementation of this pronouncement are not material at September 30, 2009.  We request that we effect the implementation of this pronouncement prospectively, beginning with our financial statements to be included in our Form 10-Q for the period ended December 31, 2009.

In addition, per your January 19, 2010 letter, the Company hereby acknowledges that is has been advised of the following: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Paul Egan, President and CEO